Exhibit 99.1

                                                                       January 22, 2010

William A. Faust Joins Pediment’s Board of Directors

Vancouver, BC, January 22, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF
Frankfurt:P5E) (“Pediment” or “the Company”) is very pleased to welcome William A. Faust to the Company’s Board of Directors. Mr. Faust has over 28 years of engineering and management experience, including over 10 year of mine development and operations in Mexico. Mr. Faust currently serves as Chief Operations Officer and Senior VP for Crystallex International Corporation. Previously he served as VP Operations for Nevada Pacific Gold Ltd. which was acquired by US Gold Corporation in March 2007 and as VP Operations for Corner Bay Silver which was acquired by Pan American Silver in 2003. From 1997 to 2001, Mr. Faust was VP Operations for Eldoraldo Gold after initially serving as General Manager for the La Colorada Mine, which is now a project owned by Pediment.

Mr. Faust is a Registered Professional Engineer in New Mexico, and holds an MBA Finance, Management from Western New Mexico University, a BS, Mining Engineering from New Mexico Tech, and a BS, Civil Engineering from the University of New Mexico.  His experience, judgement and vast knowledge will be a strong asset to Pediment and its Shareholders.

Gary Freeman, the Company’s President commented “we are thrilled to have Mr. Faust join the Pediment Board. His valuable experience and knowledge of the La Colorada property is of positive value to the Company as it progresses.”

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO
PEDIMENT GOLD CORP.

Vancouver, British Columbia

We Seek Safe Harbour.

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